February 9, 2015

Arthur C. Sandel
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

Re:	Mercedes-Benz Auto Receivables 2012-1
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 25, 2014
File No. 333-181985-01

Dear Mr. Sandel:

On behalf of Mercedes-Benz Auto Receivables Trust 2012-1 (“MBART 2012-1”), Daimler Retail Receivables LLC (the “Registrant”) and Mercedes-Benz Financial Services USA LLC (the “Servicer”), we hereby provide the following in response to your letter of February 4, 2015 (the “Letter”).

With respect to comment 1:

•	We confirm that MBART 2012-1 was part of the sample transactions reviewed to assess compliance with the applicable servicing criteria. MBART 2012-1 contained one account found to be noncompliant.
•
The account in question was a defaulted loan. The vehicle was repossessed and subsequently sold at auction. Our policy is to send a deficiency notice to the customer once the car has been repossessed and sold and to retain an electronic image of said notice. The deficiency notice states the remaining outstanding balance on the account. We could not provide evidence that the letter was sent to the customer nor could we provide evidence of an imaged copy in our system.

•	No alternative loss mitigation or recovery actions were taken.
•
No alternative time frames or other alternatives were used.  Our records indicate that standard loss mitigation actions and time frames were used with respect to the account in question and were consistent with the requirements established by the transaction agreements.  As stated above, the instance of noncompliance related to a specific internal record keeping practice.

•
Distributions to security holders were not affected at all since there is no indication that the instance of noncompliance affected the amount of the loss on the account and, moreover, the loss was covered by the MBART 2012-1 transaction’s available credit enhancement.

•	We are not exploring any procedural or policy changes.
•	After further consideration, we determined that procedural or policy changes were not warranted in this instance.

With respect to comment 2, we confirm that any Item 1122 report that the Servicer provides in connection with future fillings, for this and any other transaction for which the Servicer acts as servicer, that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to the type of discussion contemplated by your comment above, to address the items mentioned in the Letter.

We acknowledge that: we are responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require additional information or if I can be of further assistance.

Very truly yours, /s/ Steven C. Poling Steven C. Poling Assistant General Counsel Mercedes-Benz Financial Services USA LLC and Daimler Retail Receivables LLC

cc:	Siegfried Knopf
Sidley Austin LLP